Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Record Annual Results: $150.6M Revenues
with $3.12 Non-GAAP EPS

- 2022 Revenues Up 17% and Non-GAAP EPS Up 55% –

KFAR SAVA, Israel, January 30, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2022.

Financial Results

Full Year: Silicom’s revenues for 2022 totalled $150.6 million, up 17% compared with $128.5 million for 2021.

On a GAAP basis, net income for the period totalled $18.3 million, or $2.69 per diluted share ($2.73 per basic share), up 74% compared with $10.5 million, or $1.51 per diluted share ($1.54 per basic share) for 2021.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $21.2 million, or $3.12 per diluted share ($3.17 per basic share), up 52% compared with $14.0 million, or $2.01 per diluted share ($2.05 per basic share) for 2021.

Fourth Quarter: Silicom’s revenues for the fourth quarter of 2022 totalled $45.2 million, up 24% compared with $36.3 million for the fourth quarter of 2021.

On a GAAP basis, net income for the quarter totalled $5.6 million, or $0.82 per diluted share ($0.84 per basic share), up 71% compared with $3.3 million, or $0.48 per diluted share ($0.49 per basic share), for the fourth quarter of 2021.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $6.6 million, or $0.98 per diluted share ($0.99 per basic share), up 48% compared with $4.5 million, or $0.65 per diluted share ($0.67 per basic share), for the fourth quarter of 2021.

Guidance

While we move into 2023 with an all-time-record year-start backlog, our visibility is limited due to a challenging mixed-signal environment that is impacted both by the global economic slowdown and the expected loosening of the supply chain after a long period of component shortages. We therefore project that our revenues for the first quarter of 2023 will range between $37 million and $38 million. The midpoint of this range represents 17% year-over-year revenue growth over the first quarter of 2022.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “Given the year’s complex and challenging environment, we are particularly proud to report exceedingly strong results for 2022, with  17% growth in revenues, impressive operating and net margins, and 55% growth in our EPS. This confirms, yet again, the market’s clear need for our groundbreaking products, while also underscoring the benefit of our leveraged business model. The unique value proposition that we have built over the years, including high-performance products, reliable delivery, quick customization and unmatched support capabilities, continues to bring us a steady flow of new customers and orders.”

Mr. Eizenman continued, “In fact, we have entered 2023 with our highest-ever year-start backlog, driven by overwhelming demand for our new products, including especially our Edge Networking solutions. Customers ranging from telcos, services providers, OEMs and software vendors to appliance vendors, cloud players and Enterprises are coming to us for use cases ranging from SD-WAN and SASE to Enhanced-Internet and telco-dedicated routing. The Edge Networking design win we recently announced from a Fortune-500 SD-WAN vendor – a networking leader who serves customers across the Americas, APAC and EMEA - adds an important new logo to our Edge customer roster, demonstrating the quality of our pipeline of future design wins. Many of these design wins offer high potential in-and-of-themselves, and each success brings us new opportunities.”

Mr. Eizenman concluded, “Wins such as these have established Silicom as the industry’s ‘Edge Platform Provider of Choice,’ with the products, rapid customization capability, delivery capabilities and ongoing support that so many customers need. We therefore expect to continue benefiting strongly as the market transitions to the Edge Platform paradigm, driving multi-year growth for our company.”

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Conference Call Details
Silicom’s Management will host an interactive conference today, January 30th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31,	December 31,
	2022	2021

Assets

Current assets
Cash and cash equivalents	$30,734	$29,285
Marketable securities	4,020	8,266
Accounts receivables: Trade, net	27,258	31,120
Accounts receivables: Other	3,620	4,693
Inventories	87,985	75,753
Total current assets	153,617	149,117

Marketable securities	15,163	23,773
Assets held for employees’ severance benefits	1,715	1,882
Deferred tax assets	502	1,616
Property, plant and equipment, net	4,488	4,576
Intangible assets, net	6,710	4,314
Right of Use	8,441	8,765
Goodwill	25,561	25,561
Total assets	$216,197	$219,604

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$15,922	$29,918
Other accounts payable and accrued expenses	9,641	18,582
Lease Liabilities	1,549	1,811

Total current liabilities	27,112	50,311

Lease Liabilities	6,291	7,377
Liability for employees’ severance benefits	3,425	3,443
Deferred tax liabilities	74	10

Total liabilities	36,902	61,141

Shareholders' equity
Ordinary shares and additional paid-in capital	65,839	63,412
Treasury shares	(34,896)	(34,995)
Retained earnings	148,352	130,046
Total shareholders' equity	179,295	158,463

Total liabilities and shareholders' equity	$216,197	$219,604

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2022	2021	2022	2021
Sales	$45,193	$36,303	$150,582	$128,460
Cost of sales	30,204	23,757	98,626	84,072
Gross profit	14,989	12,546	51,956	44,388

Research and development expenses	5,076	5,102	20,563	20,091
Selling and marketing expenses	1,809	1,850	6,990	6,599
General and administrative expenses	1,042	1,240	4,477	4,641
Total operating expenses	7,927	8,192	32,030	31,331

Operating income	7,062	4,354	19,926	13,057

Financial income (loss), net	439	(556)	2,464	(152)
Income before income taxes	7,501	3,798	22,390	12,905
Income taxes	1,880	504	4,084	2,364
Net income	$5,621	$3,294	$18,306	$10,541

Basic income per ordinary share (US$)	$0.84	$0.49	$2.73	$1.54

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,727	6,732	6,697	6,826

Diluted income per ordinary share (US$)	$0.82	$0.48	$2.69	$1.51

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,817	6,887	6,796	6,969

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2022	2021	2022	2021

GAAP gross profit	$14,989	$12,546	$51,956	$44,388
(1) Share-based compensation (*)	159	121	638	479
Non-GAAP gross profit	$15,148	$12,667	$52,594	$44,867

GAAP operating income	$7,062	$4,354	$19,926	$13,057
Gross profit adjustments	159	121	638	479
(1) Share-based compensation (*)	714	648	2,938	2,382
Non-GAAP operating income	$7,935	$5,123	$23,502	$15,918

GAAP net income	$5,621	$3,294	$18,306	$10,541
Operating income adjustments	873	769	3,576	2,861
(2) Lease liabilities - financial expenses (income)	85	363	(930)	321
(3) Taxes on amortization of acquired intangible assets	68	67	271	267
Non-GAAP net income	$6,647	$4,493	$21,223	$13,990

GAAP net income	$5,621	$3,294	$18,306	$10,541
Adjustments for Non-GAAP Cost of sales	159	121	638	479
Adjustments for Non-GAAP Research and development expenses	362	275	1,454	1,011
Adjustments for Non-GAAP Selling and marketing expenses	200	191	774	697
Adjustments for Non-GAAP General and administrative expenses	152	182	710	674
Adjustments for Non-GAAP Financial income (loss), net	85	363	(930)	321
Adjustments for Non-GAAP Income taxes	68	67	271	267
Non-GAAP net income	$6,647	$4,493	$21,223	$13,990

GAAP basic income per ordinary share (US$)	$0.84	$0.49	$2.73	$1.54
(1) Share-based compensation (*)	0.13	0.12	0.53	0.42
(2) Lease liabilities - financial expenses (income)	0.01	0.05	(0.13)	0.05
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.04	0.04
Non-GAAP basic income per ordinary share (US$)	$0.99	$0.67	$3.17	$2.05

GAAP diluted income per ordinary share (US$)	$0.82	$0.48	$2.69	$1.51
(1) Share-based compensation (*)	0.14	0.11	0.53	0.41
(2) Lease liabilities - financial expenses (income)	0.01	0.05	(0.14)	0.05
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.04	0.04
Non-GAAP diluted income per ordinary share (US$)	$0.98	$0.65	$3.12	$2.01

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))